Filed by Powerwave Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Powerwave Technologies, Inc.

Commission File No. 000-21507

As we come to the close of 2003, I wanted to update you on our integration planning and the current status of our pending acquisition of LGP Allgon.

I have spent the past week in Sweden meeting with LGP Allgon shareholders and customers of both Powerwave and LGP Allgon. During my visit, the integration steering committee met and discussed the formation of the integration planning teams. The integration structure that is being put into place provides a framework for gathering and analyzing data, making recommendations, and developing action plans to ensure we accomplish our goal of achieving significant synergies and accelerating our long-term profit potential.

To support the integration process, we are forming an Integration Program Office which will include employees from both Powerwave and LGP Allgon. The major function of the program office is to determine the strategic direction for the integration and coordination of the integration activities.

The Integration Program Office will work closely with a set of integration task teams to address function specific issues. The major thrust of the task teams will be to ensure minimal disruption to our current businesses, while meeting the business objectives of the integration. The task teams will be established in early January.

The integration work will take place in three phases. Phase 1 will have the task teams gathering and beginning to analyze the facts and data within their functional groups. Phase 2 will involve planning, actions steps and decisions needed to be ready for our first day as a new company and Phase 3 focuses on the integration activities taking place after the transaction closes.

In addition to our integration activities, we continue to move forward with preparing the legal materials necessary to commence the tender offer for LGP Allgon and complete the transaction. Several people from Powerwave are in Sweden currently working with their LGP Allgon counterparts in helping prepare information that will be used in the proxy statement to be sent to Powerwave shareholders for purposes of voting on certain proposals necessary to complete the transaction.

As you can see, we have accomplished a lot over the last three weeks but we have much more to do. I hope everyone has a terrific holiday season and happy new year.

Additional Information and Where to Find It

Powerwave intends to file a proxy statement on Schedule 14A in connection with the proposed transaction. Powerwave will also deliver to LGP Allgon shareholders an exchange offer prospectus under Swedish law. An English translation of the document will be provided to U.S. shareholders of LGP Allgon and filed with the Securities and Exchange Commission, or SEC, under Form CB. We urge you to read the proxy statement, the exchange offer prospectus and other relevant materials when they become available because they will contain important information about Powerwave, LGP Allgon and the proposed transaction. You may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the proxy statement and exchange offer prospectus (when they become available) may also be obtained from Powerwave. Powerwave and its executive officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction either will be included in the proxy statement, or incorporated into the proxy statement by reference, as permitted by the rules of the Securities Exchange Act of 1934.